430 North McCarthy Boulevard
Milpitas, CA 95035 USA

Tel 408.546-5000 Fax 408 546-4300 www.jdsu.com

FOIA Confidential Treatment of Limited Portions

Requested by JDS Uniphase Corporation, pursuant to

Rule 83 (17 C.F.R. § 200.83)

May 28, 2010

Ms. Julie Sherman

Accounting Reviewer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JDS Uniphase Corporation
Form 10-K for the fiscal year ended June 27, 2009
Filed August 24, 2009
File No. 000-22874

Dear Ms. Sherman:

This letter responds to the above referenced letter to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended June 27, 2009 filed on August 24, 2009, with the Securities and Exchange Commission (the “Commission”). The comments of the staff of the Commission (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. Such portions of this response have been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

We have attached responses to the comments to this letter. With this letter, we acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2. The Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to cooperate in this matter. Please contact me should you have any further questions, comments, or concerns.

Sincerely,

/s/ Dave Vellequette
Dave Vellequette
Executive Vice President and Chief Financial Officer

Attachments:

1. Responses to comment letter dated May 14, 2010

Re:	JDS Uniphase Corporation
Form 10-K for the fiscal year ended June 27, 2009
Filed August 24, 2009
File No. 000-22874

Dear Ms. Sherman:

This letter responds to your comment letter dated May 14, 2010 (the “Comment Letter”), to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company” or “We”), regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The comments of the Commission staff (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

Over the past four fiscal years the Company has strengthened its accounting processes. During fiscal 2007, the Company made a number of improvements, including the addition and upgrade of key accounting personnel, as part of this process which resulted in the identification of several non-recurring out of period adjustments and originating [* * *]. Such out of period adjustments and originating [* * *] were disclosed in our quarterly and annual filings in the periods discovered.

Subsequent to fiscal 2007, originating [* * *] have decreased significantly fiscal year over fiscal year, both in quantity and dollar impact to operating income (loss) and net income (loss). For the full fiscal year 2007 in aggregate the net impact of originating [* * *] on operating loss and net loss in absolute dollars was $1.9 million and $1.5 million respectively, as noted in our response dated April 23, 2010. For the full fiscal years 2008 and 2009, in aggregate there was no net impact on operating income (loss) or net income (loss) from originating [* * *]. Further, there have been no originating [* * *] identified in fiscal 2010 to date of this letter. Additionally, with the exception of Adjustment #8 recorded in the second quarter of fiscal 2008 (discussed below in response to your sixth comment), over the last 11 quarters no out of period adjustment or originating [* * *] recorded has exceeded an absolute dollar impact of $1.2 million to operating income (loss) or net income (loss). The Company has disclosed all out of period adjustments and originating [* * *] in our quarterly and annual filings in the periods discovered. We have included the detail of where such disclosures can be found in our quarterly and annual filings below in our response to your third comment. The Company has made continuous efforts to strengthen personnel and accounting procedures which is demonstrated by the reduction in out of period adjustments and originating [* * *].

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77

1.	Please refer to our prior comment 1. We note from your response that you considered non-GAAP earnings to calculate overall materiality since the company and investors look to the non-GAAP financial results, which are disclosed in your press releases. Given the company’s and investors’ focus on the non-GAAP information prepared and released, please provide us with an analysis regarding the materiality of your out of period and originating [* * *] adjustments in 2009 and 2008 to those non-GAAP amounts and measures presented in your press releases and publications. As part of your response, please provide an analysis similar to the tabular presentation requested in the first bullet point of our prior comment 1.

Company Response:

As we noted in our response dated April 23, 2010 and as further expanded upon in response to your second comment below, Non-GAAP measures is one of a number of measures and metrics we considered in our overall materiality assessment.

On a quarterly basis we publish Non-GAAP financial results and measures in our earnings press releases. The following significant Non-GAAP financial results and measures are disclosed: Net Revenues, Net (loss) income, Earnings per Share, Gross Margins, Operating Margins, Net Revenue by Segment, and Free Cash Flows.

Adjustments identified and recorded in fiscal 2009

The Company identified and recorded four adjustments in fiscal 2009 related to prior periods. In aggregate the net impact of the out of period adjustments recorded on the Non-GAAP financial results and measures of fiscal 2009 decreased cost of sales by $0.8 million or 0.11%, increased gross profit by $0.8 million or 0.14%, increased operating expenses by $1.4 million or 0.27%, decreased income from operations by $0.6 million or 2.21%, and decreased net income by $0.6 million or 1.54%. In dollar amounts and in percentage terms, the impacts were not material and there were no adjustments to revenue for fiscal 2009. Additionally, there were no originating [* * *] to the full year fiscal 2009. As disclosed in our letter dated April 23, 2010, we have included below descriptions of the adjustments identified and recorded in fiscal 2009, noting all such adjustments impact both GAAP and Non-GAAP financial results and measures.

Adjustment #1 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement segment E&O reserve resulted in an overstatement of cost of sales of $0.6 million relating to fiscal year 2008. Of the $0.6 million total

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

overstatement, $0.1 million related to the fourth quarter of fiscal 2008, $0.2 million related to the second quarter of fiscal 2008, and $0.3 million related to the first quarter of fiscal 2008. [* * *].

Adjustment #2 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement segment commissions accrual resulted in an understatement of operating expenses of $0.8 million relating to the fourth quarter of fiscal 2008. [* * *].

Adjustment #3 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement segment prepaid expense balance which resulted in an understatement of operating expenses of $0.6 million relating to the fourth quarter of fiscal 2007. [* * *].

Adjustment #4 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement segment warranty accrual resulted in an overstatement of cost of sales of $0.7 million. Of the $0.7 million, $0.5 million related to fiscal quarters in 2009 and the remaining $0.2 million related to fiscal year 2008. Of the $0.2 million total overstatement in fiscal year 2008, $0.1 million related to the fourth quarter of fiscal 2008, and $0.1 million related to the third quarter of fiscal 2008. [* * *].

Adjustments identified and recorded in fiscal 2008

The Company identified and recorded six adjustments in fiscal 2008 related to prior periods. In aggregate the impact of the combined out of period adjustments and originating [* * *] on the Non-GAAP financial results and measures of fiscal 2008 decreased revenue by $1.1 million or 0.07%, decreased cost of sales by $1.9 million or 0.22%, increased gross profit by $0.8 million or 0.12%, decreased operating expenses by $2.3 million or 0.40%, increased income from operations by $3.1 million or 3.99%, increased income tax provision by $1.0 million or 41.67%, and increased net income by $2.1 million or by 1.83%. With the exception of income tax provision, on an individual basis the dollar amounts and the percentage impact of each out of period adjustment and originating [* * *] to an individual financial statement line item was not material.

With regards to the income tax provision, we do not believe the change to the income tax provision line item is of significance to our investors and analysts. Although the impact in percentage terms is high, we concluded that it was not material due to the nature and the absolute dollar amount of the tax provision line item in relation to other line items in the Consolidated Statement of Operations. As disclosed in our letter dated April 23, 2010, we have included below descriptions of the adjustments identified and recorded in fiscal 2008, noting all such adjustments impact both GAAP and Non-GAAP financial results and measures.

Adjustment #5 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement segment inter-company profit in ending inventory resulted in an understatement of cost of sales of $0.6 million in the quarter ended June 30, 2007 and an overstatement in the quarter ended September 29, 2007. [* * *].

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Adjustment #6 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement segment cancelled check accounting process resulted in an overstatement of previous fiscal years’ cost of sales and operating expense of $0.5 million and $0.7 million, respectively. Of the $1.2 million total overstatement, $0.9 million related to the fiscal year ended June 30, 2007 and $0.3 million related to the fiscal year ended July 1, 2006. [* * *].

Adjustment #7 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications and Commercial Optical Products segment deferred revenues for extended warranties resulted in a $1.1 million overstatement of revenues in prior fiscal years: $0.7 million related to the fiscal year ended June 30, 2007 and $0.3 million related to the fiscal year ended July 1, 2006. [* * *].

Adjustment #8 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement and the Communications and Commercial Optical Products segment accruals for accounts payable and accrued liabilities resulted in an overstatement of cost of sales and operating expense of $2.7 million and $0.6 million, respectively. Of the $3.3 million total overstatement, $2.7 million related to the fiscal year ended June 30, 2007. [* * *].

Adjustment #9 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications and Commercial Optical Products segment tax benefit resulted in an understatement of tax expense of $1.0 million in prior fiscal years. Of the $1.0 million total overstatement, $0.4 million related to the fiscal year ended June 30, 2007 and $0.6 million related to the fiscal year ended July 1, 2006. [* * *].

Adjustment #10 (Impacts Both GAAP and Non-GAAP Financial Results and Measures): Certain [* * *] in the Communications Test and Measurement segment sales commissions resulted in an overstatement of operating expenses of $0.2 million in the fiscal quarter ended June 30, 2007. [* * *].

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for full year and quarterly fiscal 2009:

The impact of the out of period adjustments on Non-GAAP financial results and measures decreased cost of sales by $0.8 million or 0.11%, increased gross profit by $0.8 million or 0.14%, increased operating expenses by $1.4 million or 0.27%, decreased income from operations by $0.6 million or 2.21%, and decreased net income by $0.6 million or 1.54%. In dollar amounts and in percentage terms, the impacts were not material. Note there were no adjustments to revenue for fiscal 2009. Additionally, there were no originating [* * *] in fiscal 2009.

The impact of the out of period adjustments did not change EPS.

The impact of the out of period adjustments did not impact Net Revenue by Segment.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

The impact of the out of period adjustments did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment for fiscal 2009 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fiscal 2009 reported financial statements in making an investment decision.

Table 1 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for full year fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Adjustment # 1			(0.6)	0.08%	0.6	0.11%			0.6	2.21%					0.6	1.54%	0.00
Adjustment # 2							0.8	0.15%	(0.8)	2.94%					(0.8)	2.05%	(0.00)
Adjustment # 3							0.6	0.11%	(0.6)	2.21%					(0.6)	1.54%	(0.00)
Adjustment # 4			(0.2)	0.03%	0.2	0.04%			0.2	0.74%					0.2	0.51%	0.00

Total Out of Period Adjustments	0.0		(0.8)		0.8		1.4		(0.6)		0.0		0.0		(0.6)		(0.00)

Originating Errors:

None	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.00

Total	0.0	0.00%	(0.8)	0.11%	0.8	0.14%	1.4	0.27%	(0.6)	2.21%	0.0	0.00%	0.0	0.00%	(0.6)	1.54%	(0.00)

Non-GAAP measures as reported	1,295.7		740.7		555.0		527.8		27.2		9.5		(2.3)		39.0		0.18

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the first quarter of fiscal 2009:

The impact of the combined out of period adjustment and originating [* * *] on Non-GAAP financial results and measures decreased cost of sales by $0.5 million or 0.23%, increased gross profit by $0.5 million or 0.30%, increased income from operations by $0.5 million or 2.45%, and increased net income by $0.5 million or 2.14%. On an individual basis, the dollar amounts, and the percentage impact of each out of period adjustment and originating [* * *] to an individual financial statement line item was not material.

The impact of the combined out of period adjustments and originating [* * *] did not change EPS.

The impact of the combined out of period adjustments and originating [* * *] did not impact Net Revenue by Segment.

The impact of the combined out of period adjustments and originating [* * *] did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment and originating [* * *] for the first quarter of fiscal 2009 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the first quarter of fiscal 2009 reported financial statements in making an investment decision.

Table 2 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the first quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Adjustment # 1			(0.6)	0.28%	0.6	0.36%			0.6	2.94%					0.6	2.56%	0.00

Total Out of Period Adjustments	0.0		(0.6)		0.6		0.0		0.6		0.0		0.0		0.6		0.00

Originating Errors:
Adjustment # 4			0.1	0.05%	(0.1)	0.06%			(0.1)	0.49%					(0.1)	0.43%	(0.00)

Total Originating Errors	0.0		0.1		(0.1)		0.0		(0.1)		0.0		0.0		(0.1)		(0.00)

Total	0.0	0.00%	(0.5)	0.23%	0.5	0.30%	0.0	0.00%	0.5	2.45%	0.0	0.00%	0.0	0.00%	0.5	2.14%	0.00

Non-GAAP measures as reported	380.8		215.8		165.0		144.6		20.4		4.0		1.0		23.4		0.11

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the second quarter of fiscal 2009:

The impact of the originating [* * *] on Non-GAAP financial results and measures increased cost of sales by $0.4 million or 0.20%, decreased gross profit by $0.4 million or 0.26%, increased operating expense by $0.7 million, or 0.51%, decreased income from operations by $1.1 million or 5.98%, and decreased net income by $1.1 million or 4.44%. On an individual basis, the dollar amounts, and the percentage impact of each originating [* * *] to an individual financial statement line item was not material. Note there were no out of period adjustments in the second quarter of fiscal 2009.

With regard to Non-GAAP EPS, the impact of the out of period adjustments and originating [* * *] was not material; it changed Non-GAAP EPS by $0.01. The reported Non-GAAP EPS was $0.11 and the consensus from the analysts for this quarter was $0.10. We concluded that the impact of the out of period adjustments and originating [* * *] was not material since it changed EPS by $0.01 and with or without this impact, the Company exceeded and/or met the consensus of the analysts.

The impact of the originating [* * *] did not impact Net Revenue by Segment.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

The impact of the originating [* * *] did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the originating [* * *] for the second quarter of fiscal 2009 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the second quarter of fiscal 2009 reported financial statements in making an investment decision.

Table 3 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the second quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:

None	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.00

Originating Errors:
Intra-year adjustment							0.7	0.51%	(0.7)	3.80%					(0.7)	2.82%	(0.01)
Adjustment # 4			0.4	0.20%	(0.4)	0.26%			(0.4)	2.17%					(0.4)	1.61%	(0.00)

Total Originating Errors	0.0		0.4		(0.4)		0.7		(1.1)		0.0		0.0		(1.1)		(0.01)

Total	0.0	0.00%	0.4	0.20%	(0.4)	0.26%	0.7	0.51%	(1.1)	5.98%	0.0	0.00%	0.0	0.00%	(1.1)	4.44%	(0.01)

Non-GAAP measures as reported	357.2		201.8		155.4		137.0		18.4		4.7		(1.7)		24.8		0.12

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the third quarter of fiscal 2009:

The impact of the out of period adjustments on Non-GAAP financial results and measures decreased operating expense by $0.7 million, or 0.56%, decreased loss from operations by $0.7 million or 8.97%, and decreased net loss by $0.7 million or 10.14%. With the exception of net loss, on an individual basis, the dollar amounts, and the percentage impact of each out of period adjustment to an individual financial statement line item was not material. Additionally, there were no originating [* * *] in the third quarter of fiscal 2009.

While the impact to net loss in percentage terms could be viewed as large, it was exaggerated by the fact that net loss in absolute dollars was small in the third quarter of fiscal 2009 as a result of the economic downturn. The third quarter of the fiscal 2009 was the first quarter in fiscal 2009 in which the Company felt the effects of the changing global economic environment as demonstrated by decreases in revenue and change from a net income position to a net loss position. In the first and second quarters of fiscal 2009 reported net income was $23.4 million and $24.8 million respectively, as compared to a net loss of $6.9 million in the third quarter of fiscal 2009. We have illustrated in the table below the trend in Non-GAAP revenue, income (loss) from operations, and net income (loss) by quarter for fiscal 2008 through fiscal 2009 (in millions):

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

(in $ Millions)	Q1-08	Q2-08	Q3-08	Q4-08	Q1-09	Q2-09	Q3-09	Q4-09
Non-GAAP Revenues	357.2	399.2	384.2	390.6	380.8	357.2	280.7	277.0
Non-GAAP Income (Loss) from Operations	7.8	45.6	15.9	8.4	20.4	18.4	(7.8)	(3.8)
Non-GAAP Net Income (Loss)	18.0	50.2	31.2	15.5	23.4	24.8	(6.9)	(2.3)

As seen above, the impact of the global economic downturn on the third and fourth quarter results of fiscal 2009 is highlighted in the table. While in percentage terms the impact of the out of period adjustments to net loss could be viewed as large, we noted the impact does not mask or alter the Company’s overall results or trends which are analyzed by investors and analysts, nor does the impact change a loss into income or vice versa on either a consolidated or segment level. Additionally, we noted that the out of period adjustments were unintentional, did not involve unlawful transactions, did not impact management’s compensation, did not affect the Company’s compliance with regulatory requirements, and did not affect compliance with loan covenants or other contractual requirements. Based on the above, from a qualitative perspective the out of period adjustments are not material to the third quarter of fiscal 2009 financial statements.

The impact of the out of period adjustments did not change EPS.

The impact of the out of period adjustments did not impact Net Revenue by Segment.

The impact of the out of period adjustments did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment for the third quarter of fiscal 2009 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the third quarter of fiscal 2009 reported financial statements in making an investment decision.

Table 4 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the third quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Intra-year adjustment							(0.7)	0.56%	0.7	8.97%					0.7	10.14%	0.00

Total Out of Period Adjustments	0.0		0.0		0.0		(0.7)		0.7		0.0		0.0		0.7		0.00

Originating Errors:

None	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.00

Total	0.0	0.00%	0.0	0.00%	0.0	0.00%	(0.7)	0.56%	0.7	8.97%	0.0	0.00%	0.0	0.00%	0.7	10.14%	0.00

Non-GAAP measures as reported	280.7		163.3		117.4		125.2		(7.8)		0.3		(0.6)		(6.9)		(0.03)

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the fourth quarter of fiscal 2009:

The impact of the out of period adjustments on Non-GAAP financial results and measures decreased cost of sales by $0.7 million, or 0.44%, increased gross profit by $0.7 million, or 0.60%, increased operating expense by $1.4 million, or 1.16%, increased loss from operations by $0.7 million or 18.42%, and increased net loss by $0.7 million or 30.43%. Additionally, there were no originating [* * *] in the fourth quarter of fiscal 2009.

While the impact to loss from operations and net loss in percentage term could be viewed as large, it was exaggerated by the fact that net loss in absolute dollars was small in the fourth quarter of fiscal 2009. As noted above in the discussion on the third quarter of fiscal 2009, the Company was impacted by the global economic downturn which carried into the fourth quarter of fiscal 2009, as illustrated in the table in analysis on the third quarter of fiscal 2009. Furthermore, note that the impact of the out of period adjustments do not mask or alter the Company’s overall results or trends. Excluding all out of period adjustments, the Company’s loss from operations is $3.8 million which is driven by decreased sales performance in the quarter, noting $277.0 million in revenue, which is significantly lower than historical quarterly results. As a result, the impact of the adjustments do not alter the financial indicators or trends which are analyzed by investors and analysts, nor does the impact change a loss into income or vice versa on either a consolidated or segment level. Additionally, we noted that the out of period adjustments were unintentional, did not involve unlawful transactions, did not impact management’s compensation, did not affect the Company’s compliance with regulatory requirements, and did not affect compliance with loan covenants or other contractual requirements. Based on the above, from a qualitative perspective the out of period adjustments are not material to the fourth quarter of fiscal 2009 financial statements.

The impact of the out of period adjustments did not change EPS.

The impact of the out of period adjustments did not impact Net Revenue by Segment.

The impact of the out of period adjustments did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts and the impact on the trend of earnings, management concluded that the impact of the out of period adjustments for the fourth quarter of fiscal 2009 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fourth quarter of fiscal 2009 reported financial statements in making an investment decision.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Table 5 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the fourth quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Adjustment # 2							0.8	0.66%	(0.8)	21.05%					(0.8)	34.78%	(0.00)
Adjustment # 3							0.6	0.50%	(0.6)	15.79%					(0.6)	26.09%	(0.00)
Adjustment # 4			(0.7)	0.44%	0.7	0.60%			0.7	18.42%					0.7	30.43%	0.00

Total Out of Period Adjustments	0.0		(0.7)		0.7		1.4		(0.7)		0.0		0.0		(0.7)		(0.00)

Originating Errors:

None	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.00

Total	0.0	0.00%	(0.7)	0.44%	0.7	0.60%	1.4	1.16%	(0.7)	18.42%	0.0	0.00%	0.0	0.00%	(0.7)	30.43%	(0.00)

Non-GAAP measures as reported	277.0		159.8		117.2		121.0		(3.8)		0.5		(1.0)		(2.3)		(0.01)

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for full year and quarterly fiscal 2008:

The impact of the combined out of period adjustments and originating [* * *] on Non-GAAP financial results and measures decreased revenue by $1.1 million or 0.07%, decreased cost of sales by $1.9 million or 0.22%, increased gross profit by $0.8 million or 0.12%, decreased operating expenses by $2.3 million or 0.40%, increased income from operations by $3.1 million or 3.99%, and increased net income by $2.1 million or by 1.83%. With the exception of income tax provision, on an individual basis the dollar amounts and the percentage impact of each out of period adjustment and originating [* * *] to an individual financial statement line item was not material.

With regards to the income tax provision, on a combined basis, the impact was an increase of income tax provision by $1.0 million or 41.67%. Although the impact in percentage terms is high, we concluded that it was not material due to the nature and the amount of the tax provision line item in relation to other line items in the Consolidated Statement of Operations.

With regard to Non-GAAP EPS for the full year of fiscal 2008, the impact of the combined out of period adjustments and originating [* * *] was not material; it changed EPS by $0.01. The reported Non-GAAP EPS was $0.51 and the consensus from the analysts for the full year of fiscal 2008 was $0.54. We concluded that the impact of the originating [* * *] and out of period adjustments was not material since it changed EPS by $0.01 and with or without this impact, the Company did not meet the consensus of the analysts. Furthermore, we believe from the analysts’ perspective, the focus is on quarterly EPS, rather than on an annual basis.

With regard to Net Revenue by Segment, on a combined basis, the impact was a decrease in the Communications and Commercial Optical Products segment’s revenue by $1.1 million or 0.18%. Based on the dollar amount, the percentage impact, and qualitative factors, we concluded that the impact to the Non-GAAP disclosure is not material.

The impact of the combined out of period adjustments and originating [* * *] did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment and originating [* * *] for fiscal 2008 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fiscal 2008 reported financial statements in making an investment decision.

Table 6 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for full year fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Adjustment # 5			0.6	0.07%	(0.6)	0.09%			(0.6)	0.77%					(0.6)	0.52%	(0.00)
Adjustment # 6			(0.5)	0.06%	0.5	0.08%	(0.7)	0.12%	1.2	1.54%					1.2	1.04%	0.00
Adjustment # 7	(1.1)	-0.07%	(0.1)	0.01%	(1.0)	0.15%			(1.0)	1.29%					(1.0)	0.87%	(0.00)
Adjustment # 8			(2.7)	0.31%	2.7	0.41%	(0.6)	0.10%	3.3	4.25%					3.3	2.87%	0.01
Adjustment # 9													1.0	41.67%	(1.0)	0.87%	(0.00)
Adjustment # 10							(0.2)	0.03%	0.2	0.26%					0.2	0.17%	0.00

Total Out of Period Adjustments	(1.1)		(2.7)		1.6		(1.5)		3.1		0.0		1.0		2.1		0.01

Originating Errors:
Adjustment # 1			0.6	0.07%	(0.6)	0.09%			(0.6)	0.77%					(0.6)	0.52%	(0.00)
Adjustment # 4			0.2	0.02%	(0.2)	0.03%			(0.2)	0.26%					(0.2)	0.17%	(0.00)
Adjustment # 2							(0.8)	0.14%	0.8	1.03%					0.8	0.70%	0.00

Total Originating Errors	0.0		0.8		(0.8)		(0.8)		0.0		0.0		0.0		0.0		0.00

Total	(1.1)	0.07%	(1.9)	0.22%	0.8	0.12%	(2.3)	0.40%	3.1	3.99%	0.0	0.00%	1.0	41.67%	2.1	1.83%	0.01

Non-GAAP measures as reported	1,531.2		875.5		655.7		578.0		77.7		39.6		2.4		114.9		0.51

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the first quarter of fiscal 2008:

The impact of the combined out of period adjustment and originating [* * *] on Non-GAAP financial results and measures increased cost of sales by $1.0 million or 0.49%, decreased gross profit by $1.0 million or 0.70%, increased operating expense by $0.3 million or 0.20%, decreased income from operations by $1.3 million or 16.67%, and decreased net income by $1.3 million or 7.22%. With the exception of income from operations, on an individual basis, the dollar amounts, and the percentage impact of each out of period adjustment and originating [* * *] to an individual financial statement line item was not material.

With regards to income from operations, the impact was a decrease to income from operations of $1.3 million or 16.67%. Although the impact in percentage terms is high, this is exaggerated by a low absolute dollar reported income from operations in the quarter. As illustrated in the table included in the analysis of the third quarter of fiscal 2009, both revenue and income from operations in the first quarter of fiscal 2008, $357.2 million and $7.8 million respectively, was significantly lower when compared to the other quarters of fiscal 2008. As a result the impact of the

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

adjustments appear large in percentage terms, however the impact of the adjustments do not alter the financial indicators or trends which are analyzed by investors and analysts , nor does the impact change a loss into income or vice versa on either a consolidated or segment level Further, as income from operations is not a metric that we give direct guidance on to our analysts, we determined that the impact of the out of period adjustments and originating [* * *] on income from operations is not material. Additionally, we noted that the out of period adjustments were unintentional, did not involve unlawful transactions, did not impact management’s compensation, did not affect the Company’s compliance with regulatory requirements, and did not affect compliance with loan covenants or other contractual requirements. Based on the above, from a qualitative perspective the out of period adjustments are not material to the first quarter of fiscal 2008 financial statements.

The impact of the combined out of period adjustments and originating [* * *] did not change EPS.

The impact of the combined out of period adjustments and originating [* * *] did not impact Net Revenue by Segment.

The impact of the combined out of period adjustments and originating [* * *] did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment and originating [* * *] for the first quarter of fiscal 2008 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the first quarter of fiscal 2008 reported financial statements in making an investment decision.

Table 7 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the first quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Adjustment # 5			0.6	0.29%	(0.6)	0.41%			(0.6)	7.69%					(0.6)	3.33%	(0.00)

Total Out of Period Adjustments	0.0		0.6		(0.6)		0.0		(0.6)		0.0		0.0		(0.6)		(0.00)

Originating Errors:
Intra-year adjustments			0.1	0.06%	(0.1)	0.08%	0.3	0.20%	(0.4)	5.13%					(0.4)	2.22%	(0.00)
Adjustment # 1			0.3	0.14%	(0.3)	0.20%			(0.3)	3.85%					(0.3)	1.67%	(0.00)

Total Originating Errors	0.0		0.4		(0.4)		0.3		(0.7)		0.0		0.0		(0.7)		(0.00)

Total	0.0	0.00%	1.0	0.49%	(1.0)	0.70%	0.3	0.20%	(1.3)	16.67%	0.0	0.00%	0.0	0.00%	(1.3)	7.22%	0.00

Non-GAAP measures as reported	357.2		209.8		147.4		139.6		7.8		12.7		2.5		18.0		0.08

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the second quarter of fiscal 2008:

The impact of the combined out of period adjustment and originating [* * *] on Non-GAAP financial results and measures decreased revenue by $1.7 million or 0.43%, decreased cost of sales by $3.9 million or 1.28%, increased gross profit by $2.2 million or 1.19%, decreased operating expense by $1.3 million or 0.93%, increased income from operations by $3.5 million or 7.68%, increased income tax provision by $1.0 million or 18.18%, and increased net income by $2.5 million or 4.98%. With the exception of income tax provision, on an individual basis the dollar amounts and the percentage impact of each out of period adjustment and originating [* * *] to an individual financial statement line item was not material.

With regards to the income tax provision, the impact was an increase of income tax provision by $1.0 million or 18.18%. Although the impact in percentage terms is high, we concluded that it was not material due to the nature and the amount of the tax provision line item in relation to other line items in the Consolidated Statement of Operations. We also noted the impact does not mask or alter the Company’s overall results or trends which are analyzed by investors and analysts, nor does the impact change a loss into income or vice versa on either a consolidated or segment level. Additionally, the out of period adjustments were unintentional, did not involve unlawful transactions, did not impact management’s compensation, did not affect the Company’s compliance with regulatory requirements, and did not affect compliance with loan covenants or other contractual requirements. Based on the above, from a qualitative perspective the out of period adjustments are not material to the second quarter of fiscal 2008 financial statements.

With regard to EPS, the impact of the combined out of period adjustments and originating [* * *] was not material; it changed EPS by $0.01. The reported Non-GAAP EPS was $0.22 and the consensus from the analysts for second quarter of fiscal 2008 was $0.12. We concluded that the impact of the originating [* * *] and out of period adjustments was not material since it changed EPS by $0.01 and with or without this impact, the Company exceeded the consensus of the analysts.

With regard to Net Revenue by Segment, on a combined basis, the impact was a decrease in the Communications and Commercial Optical Products segment’s revenue by $1.1 million or 0.72% and a decrease in the Communications Test and Measurement segment’s revenue by $0.6 million or 0.30%. Based on the dollar amount, the percentage impact, and qualitative factors, we concluded the impact to the Non-GAAP disclosure to be not material.

The impact of the combined out of period adjustments and originating [* * *] did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment and originating [* * *] for the second quarter of fiscal 2008 was not material.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the second quarter of fiscal 2008 reported financial statements in making an investment decision.

Table 8 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the second quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Adjustment # 6			(0.5)	0.23%	0.5	0.27%	(0.7)	0.50%	1.2	2.63%					1.2	2.39%	0.00
Adjustment # 7	(1.1)	0.28%	(0.1)	0.05%	(1.0)	0.54%			(1.0)	2.19%					(1.0)	1.99%	(0.00)
Intra-year adjustment			(0.4)	0.19%	0.4	0.22%	(0.1)	0.07%	0.5	1.10%					0.5	1.00%	0.00
Adjustment # 8			(2.7)	1.26%	2.7	1.46%	(0.6)	0.43%	3.3	7.24%					3.3	6.57%	0.01
Adjustment # 9													1.0	18.18%	(1.0)	1.99%	(0.00)

Total Out of Period Adjustments	(1.1)		(3.7)		2.6		(1.4)		4.0		0.0		1.0		3.0		0.01

Originating Errors:
Intra-year adjustments	(0.6)	0.15%	(0.4)	0.19%	(0.2)	0.11%	0.1	0.07%	(0.3)	0.66%					(0.3)	0.60%	(0.00)
Adjustment # 1			0.2	0.09%	(0.2)	0.11%			(0.2)	0.44%					(0.2)	0.40%	(0.00)

Total Originating Errors	(0.6)		(0.2)		(0.4)		0.1		(0.5)		0.0		0.0		(0.5)		(0.00)

Total	(1.7)	0.43%	(3.9)	1.82%	2.2	1.19%	(1.3)	0.93%	3.5	7.68%	0.0	0.00%	1.0	18.18%	2.5	4.98%	0.01

Non-GAAP measures as reported	399.2		214.2		185.0		139.4		45.6		10.1		5.5		50.2		0.22

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the third quarter of fiscal 2008:

The impact of the combined out of period adjustment and originating [* * *] on Non-GAAP financial results and measures increased revenue by $0.6 million or 0.16%, increased cost of sales by $0.2 million or 0.09%, increased gross profit by $0.4 million or 0.24%, increased operating expense by $0.2 million or 0.14%, increased income from operations by $0.2 million or 1.26%, and increased net income by $0.2 million or 0.64%. On an individual basis the dollar amounts and the percentage impact of each out of period adjustment and originating [* * *] to an individual financial statement line item was not material.

The impact of the combined out of period adjustments and originating [* * *] did not change EPS.

With regard to Net Revenue by Segment, on a combined basis, the impact was an increase in the Communications Test and Measurement segment’s revenue by $0.6 million or 0.35%. Based on the dollar amount, the percentage impact, and qualitative factors, we concluded the impact to the Non-GAAP disclosure to be not material.

The impact of the combined out of period adjustments and originating [* * *] did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment and originating [* * *] for the third quarter of fiscal 2008 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the third quarter of fiscal 2008 reported financial statements in making an investment decision.

Table 9 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the third quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Intra-year adjustment	0.6	0.16%			0.6	0.37%			0.6	3.77%					0.6	1.92%	0.00

Total Out of Period Adjustments	0.6		0.0		0.6		0.0		0.6		0.0		0.0		0.6		0.00

Originating Errors:
Intra-year adjustments			0.1	0.05%	(0.1)	0.06%	0.2	0.14%	(0.3)	1.89%					(0.3)	0.96%	(0.00)
Adjustment # 4			0.1	0.05%	(0.1)	0.06%			(0.1)	0.63%					(0.1)	0.32%	(0.00)

Total Originating Errors	0.0		0.2		(0.2)		0.2		(0.4)		0.0		0.0		(0.4)		(0.00)

Total	0.6	0.16%	0.2	0.09%	0.4	0.24%	0.2	0.14%	0.2	1.26%	0.0	0.00%	0.0	0.00%	0.2	0.64%	0.00

Non-GAAP measures as reported	384.2		220.7		163.5		147.6		15.9		9.9		(5.4)		31.2		0.14

Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the fourth quarter of fiscal 2008:

The impact of the combined out of period adjustment and originating [* * *] on Non-GAAP financial results and measures increased cost of sales by $0.8 million or 0.35%, decreased gross profit by $0.8 million or 0.50%, decreased operating expense by $1.5 million or 0.99%, increased income from operations by $0.7 million or 8.33%, and increased net income by $0.7 million or 4.52%. On an individual basis the dollar amounts and the percentage impact of each out of period adjustment and originating [* * *] to an individual financial statement line item was not material.

The impact of the combined out of period adjustments and originating [* * *] did not change EPS.

The impact of the combined out of period adjustments and originating [* * *] did not impact Net Revenue by Segment.

The impact of the combined out of period adjustments and originating [* * *] did not impact Free Cash Flows. Based upon review of third party analyst reports, which we believe are used by the investors, we noted that Free Cash Flows are an important metric used by analysts to assess our Company’s financial performance.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment and originating [* * *] for the fourth quarter of fiscal 2008 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fourth quarter of fiscal 2008 reported financial statements in making an investment decision.

Table 10 - Out of period adjustments and originating [* * *] impacting Non-GAAP financial results and measures for the fourth quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Expense		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Out of Period Adjustments:
Intra-year adjustments	0.0		0.6	0.26%	(0.6)	0.38%	(0.5)	0.33%	(0.1)	1.19%					(0.1)	0.65%	(0.00)
Adjustment # 10							(0.2)	0.13%	0.2	2.38%					0.2	1.29%	0.00

Total Out of Period Adjustments	0.0		0.6		(0.6)		(0.7)		0.1		0.0		0.0		0.1		0.00

Originating Errors:
Q1 09 CommTest E&O Reserves			0.1	0.04%	(0.1)	0.06%			(0.1)	1.19%					(0.1)	0.65%	(0.00)
Q4 09 CommTest Commissions							(0.8)	0.53%	0.8	9.52%					0.8	5.16%	0.00
Q4 09 CommTest Warranty			0.1	0.04%	(0.1)	0.06%			(0.1)	1.19%					(0.1)	0.65%	(0.00)

Total Originating Errors	0.0		0.2		(0.2)		(0.8)		0.6		0.0		0.0		0.6		0.00

Total	0.0	0.00%	0.8	0.35%	(0.8)	0.50%	(1.5)	0.99%	0.7	8.33%	0.0	0.00%	0.0	0.00%	0.7	4.52%	0.00

Non-GAAP measures as reported	390.6		230.8		159.8		151.4		8.4		6.9		(0.2)		15.5		0.07

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77 (continued)

2.	We also noted from your response that you determined a materiality amount of $6.75 million for 2007, 2008, and 2009 financial statements. Please clarify for us how your use of this threshold complies with the guidance in SAB 99.

Company Response:

The overall materiality level assessment included in our response dated April 23, 2010, was developed in compliance with SAB 99. We noted per SAB 99, that the Financial Accounting Standards Board (or the “FASB”) defined materiality in Financial Accounting Concepts No. 2 as follows:

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Based upon the above definition, we considered various measures and factors in our assessment of materiality which we believe are of significance to the investors and financial statement users relying upon our reports.

As disclosed in our response dated April 23, 2010 we considered the following in developing an overall materiality level for fiscal 2007 to fiscal 2009:

•

Applying the 5% “rule of thumb” to pre-tax income/loss from operations – We determined that this measure was appropriate as a starting point in our analysis, but was not sufficient by itself without considering all relevant considerations.

•

Non-GAAP earnings – We used this metric as a data point to calculate overall materiality since the Company and the investors look at the Non-GAAP financial results which are disclosed in the Company’s 8-K earnings press releases.

•	Average earnings over several prior years – We used this metric as a data point to calculate overall materiality.

•

Applying a percentage of one-half of 1% to forecasted annual revenues – Based on our review of third party analyst reports, which we believe are used by the investors, we noted that analysts look at the Company’s revenues as an important performance metric.

•	Other measures considered include applying a 1% factor to forecasted annual gross profit and applying a 5% factor to forecasted cash flows.

By considering multiple financial measures and metrics for each fiscal year, we arrived at an overall materiality level which takes into account the various factors that impact our Company. Additionally, the inclusion of performance metrics which are of significance to our investors and financial statement users is consistent with the FASB’s definition of materiality.

We also considered whether the Company would normally operate near or at break even on a recurring basis. As a result, we took into account the following:

•	Fiscal 2007 [* * *] with break-even operations, as expected.

•

Fiscal 2008 GAAP net loss of $21.7 million included approximately $62 million of gain related to a Nortel class action settlement. We considered this gain as one-time, non-recurring in nature and therefore, could be excluded from fiscal 2008 net loss in the context

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

of overall materiality. Excluding this gain, fiscal 2008 adjusted GAAP net loss was approximately $83.7 million.

•

Fiscal 2009 GAAP net loss of $866.4 million included approximately $750 million of charges related to impairment of goodwill and long-lived assets. We considered these charges as unusual, non-recurring in nature and therefore, could be excluded from fiscal 2009 net loss in the context of overall materiality. Excluding these charges, fiscal 2009 adjusted GAAP net loss was approximately $116 million.

•	Our forecast [* * *].

•	[* * *].

As a result of unusual and non-reoccurring events in nature, our net loss position varied significantly from an $866.4 million net loss in fiscal 2009, to a $21.7 million net loss in fiscal 2008, to a net loss of $26.3 million in fiscal 2007. However, the majority of metrics analyzed above did not significantly vary from period to period. For example revenue remained relatively stable fluctuating from $1,294.4 million in fiscal 2009, to $1,530.1 million in 2008, to $1,396.8 million in 2007. Based upon our review of the metrics analyzed from fiscal 2007 to fiscal 2009, it is unlikely that readers of the financial statement would view the materiality significantly differently over the same period. Thus, we concluded that the overall materiality when assessing these [* * *] should remain constant from fiscal 2007 to fiscal 2009. Based on the above analysis we determined a materiality amount of $6.75 million for fiscal 2007, 2008 and 2009 financial statements. We believe that it is a reasonable materiality level considering the various data points and analyses mentioned above.

Please note that our quarterly and annual assessment of each out of period adjustment and originating [* * *] was not limited to only a quantitative threshold. In compliance with SAB 99, our response dated April 23, 2010 also included qualitative analysis to support our conclusions that the out of period adjustments are not material. We noted that all out of period adjustments discovered and recorded were the result of unintentional [* * *]. Further we analyzed the location of the [* * *] from a financial line item perspective as well as a segment perspective, considering the impact of each adjustment on the financial statements as well as the significance of each adjustment to investors and financial statement users. In addition to the qualitative factors mentioned above, our quarterly and annual assessment included the following considerations as outlined in SAB 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. While certain adjustments were not based on estimates but in fact precise accounting practices, our analysis determined that the adjustments were not material to the consolidated financial statements.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

•

Whether the misstatement masks a change in earnings or other trends. We noted that the maximum combined impact of the out of period adjustments and originating [* * *] was a $0.01 change in earnings, for certain quarters, which we determined is not material.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. We believe the combined impact of the out of period adjustments and originating [* * *] to net loss and EPS are not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

•

Whether the misstatement changes a loss into income or vice versa. We noted that the combined impact of out of period adjustments and originating [* * *] did not result in a change from net loss to net income position or vice versa.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The impact of the segment out of period adjustments was evaluated with regard to the following: (a) individual segment operating income (loss) and (b) total segment operating income (loss). The impact of the out of period adjustment did not change individual segment operating income (loss) from a loss to income and did not change the total segment operating income (loss) from income to a loss.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements. The out of period adjustments and originating [* * *] have no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The out of period adjustments and originating [* * *] do not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The out of period adjustments and originating [* * *] have no effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The out of period adjustments and originating [* * *] do not involve concealment of an unlawful transaction.

As a result, the quarterly and annual materiality analyses performed were not solely based upon a numerical formula, but considered all relevant qualitative factors to determine whether a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the [* * *].

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Further we analyzed each out of period adjustment and originating [* * *] individually as well as in aggregate with all other out of period adjustments and originating [* * *] impacting each fiscal period. The impact of each out of period adjustment and originating [* * *] on the financial statements was first evaluated from a quantitative and qualitative perspective, irrespective of the aggregate effect of all other misstatements in the fiscal period. Subsequently, the aggregate effects of all out of period adjustments and originating [* * *] on each fiscal period’s financial statements were evaluated from a quantitative and qualitative perspective. We concluded that both individually and in aggregate the impact of the out of period adjustments were not material to the financial statements.

In conclusion, the overall materiality level of $6.75 million was developed by the use of multiple metrics and measures including performance metrics which we believe are of significance to the investors and financial statement users. We believe that based upon our complete analysis of the Company’s operations and metrics from fiscal 2007 to fiscal 2009, it is unlikely that readers of the financial statement would view the materiality significantly differently over the same period. As a result it is reasonable to maintain a constant overall materiality for all annual periods. Finally, as our analysis on out of period adjustments and originating [* * *] was not limited to a quantitative threshold but also included qualitative considerations, we believe our use of this threshold complies with guidance set forth in SAB 99.

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77 (continued)

3.	In this regard, please clarify for us how you considered this overall materiality with regards to quarterly [* * *]. For example, we noted that an annual materiality of $6.75 million is approximately [* * *] million on a quarterly basis and it appears that certain of your adjustments on a quarterly basis exceed this amount.

Company Response:

We evaluated the out of period adjustments and originating [* * *] individually and in aggregate on a quarterly basis, considering both quantitative and qualitative factors, as disclosed in our response to you dated April 23, 2010. Based upon this analysis, we determined that the judgment of a reasonable person relying upon our published reports would not have been changed or influenced by the inclusion or correction of the adjustments. Accordingly, we determined that such adjustments are not material.

For certain quarters which the impact to quarterly Non-GAAP net income/(loss) was higher than 10%, we have presented a detailed analysis in the response to the question number 2. In our response dated April 23, 2010 we also noted that quarterly out of period adjustments and

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

originating [* * *] were also considered in the context of ASC 250-10-45-27, which states, “[I]n determining materiality for the purpose of reporting the correction of an [* * *], amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” As a result, we have concluded that from both a quantitative and a qualitative perspective, the amount of the out of period adjustments and originating [* * *] are not material in relation to the annual materiality.

Our analysis was also performed in compliance with the guidance set forth by the SEC Staff. We believed the materiality concept, on both annual and quarterly bases, is more than just an amount or ratio. As noted in response to your second comment, our materiality analysis considered all relevant facts including those of a qualitative nature as discussed earlier in this letter. Of which, certain qualitative considerations were focused on matters of significance to the investor relying on the reports, such as how the adjustments impacted trends in earnings, analyst expectations and the Company’s net income/loss position. These qualitative factors were considered in conjunction with our quantitative assessment to support our conclusion that the out of period adjustments and originating [* * *] were not material.

Additionally, we complied with the guidance from the SEC Staff with regard to promptly correcting and disclosing the out of period adjustments. As noted in our response dated April 23, 2010, our quarterly and annual filings for fiscal 2009, 2008, and 2007 properly disclosed the out of period adjustments recorded as follows:

Fiscal 2009
Form Filing	Filing Date	Page #
10-Q	2/5/2009	7, 35
10-K	8/24/2009	49, 7

Fiscal 2008
Form Filing	Filing Date	Page #
10-Q	11/7/2007	6, 36
10-Q	2/7/2008	6, 38
10-Q	5/6/2008	6, 40
10-K	8/27/2008	48, 75

Fiscal 2007
Form Filing	Filing Date	Page #
10-Q	11/9/2006	6, 41
10-Q	2/6/2007	6, 7, 34
10-Q	5/9/2007	7,37
10-K	8/29/2007	49, 75

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

We have adhered to the above guidance of the SEC by recording out of period adjustments promptly, in the period the [* * *] were discovered, and have disclosed information about the correction of such [* * *] in the quarterly and annual filings.

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77 (continued)

4.	Please provide us with the details regarding any out of period adjustments or originating [* * *] identified and recorded in the third or fourth quarters of fiscal 2010 and provide us with your SAB 99 and 108 analysis, if applicable.

Company Response:

The Company informs the Staff that as of the date of this letter, [* * *].

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77 (continued)

5.	Please provide us with any updates or changes to your latest projections of income / loss for the year ended June 30, 2010.

Company Response:

Based on current estimates, [* * *].

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77 (continued)

6.	Tell us the periods in which each of the [* * *] relating to adjustment # 8 and adjustment # 9 originated. Provide us with your quantitative and qualitative analysis supporting your conclusion that these were not material to the quarterly periods in which they originated.

Company Response:

Adjustment #8

We identified and recorded the $3.3 million out of period adjustment in fiscal 2008 related to certain [* * *] of accruals for accounts payable and accrued liabilities. This reflected an accumulation of amounts originated in several prior periods totaled $3.8 million ($0.5 million originated in the first quarter of fiscal 2008, $2.7 million originated in fiscal 2007 and $0.6 million originated in periods prior to fiscal 2007). Since the $0.5 million originated in the first quarter of fiscal 2008 and the correcting adjustment was recorded in the second quarter of the same fiscal year the net out of period adjustment impact to fiscal 2008 results was $3.3 million.

At the point of origination, these amounts were not material. For fiscal 2007, the impact of the originating [* * *] increased cost of sales by $2.3 million or 0.25%, increased operating expenses by $0.4 million or 0.07%, increased loss from operations by $2.7 million or 2.27%, and increased net loss by $2.7 million or 10.23%. With regard to the net loss, the impact in percentage terms is exaggerated by the fact that fiscal 2007 net loss was small in relation to historical trend. In fiscal 2007 we had a non-recurring, non-core-business event of recognizing net gains on sale of certain equity investments in our portfolio of $29.0 million. As the gain on the sale of equity investments represents a non-recurring, non-core business event, this gain should be excluded from net loss when assessing the impact of originating [* * *] in percentage terms. If the impact of this event was excluded from the net loss, the adjusted fiscal 2007 net loss would be $55.3 million and the impact of the originating [* * *] on fiscal 2007 adjusted net loss would not be material, 4.90% of adjusted net loss. With regard to EPS, the impact was not material; it changed EPS by $0.01. Prior to fiscal 2007, the originating [* * *] were amounted to $0.6 million and we concluded this amount was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, loss from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fiscal 2007 and prior reported financial statements in making an investment decision.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Adjustment #9

We identified and recorded this adjustment in fiscal 2008 related to the income tax expense. This reflected an accumulation of amounts originated in fiscal 2007 ($0.4 million) and 2006 ($0.6 million). At the point of origination, these amounts were not material. The Company has significant amounts of carried forward net operating losses with valuation allowances in several of our largest jurisdictions, including the US, thus, tax expense was a small amount in the Consolidated Statement of Operations. As a result, materiality judgments of the originating [* * *] have been performed on annual net loss instead of tax expense amounts. The impacts to the fiscal 2007 and 2006 net losses were increases of $0.4 million (1.52% of Net Loss) and $0.6 million (0.4% of Net Loss), respectively.

We considered all of the relevant quantitative and qualitative factors surrounding the originating [* * *] in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, loss from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fiscal 2007 and 2006 reported financial statements in making an investment decision.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).